FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

Ph: 303-232-0292   Fx: 303-232-0399

info@fischer-watt.com

January 13, 2011

Mr. Mark C. Shannon

Branch Chief

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Fischer-Watt Gold Company, Inc.

       Form 10-K for the Fiscal Year Ended January 31, 2010

       Filed May 17, 2010

       Response Letter Dated December 30, 2010

       File No. 000-17386

Dear Mr. Shannon,

Based on a further consideration by us of our proposals in our letter of December 30, 2010 we would like to suggest the following.  Due to the passage of time, and since we have already incorporated some of our amendments in our 10Q filing for the period ended October 31, 2010, we ask for your approval of prospective compliance in our next filing, specifically in our upcoming 10-K filing for the Fiscal Year Ended January 31, 2011.

We respectfully request you to allow this going forward.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos  P.Eng.

President & CEO